                                            This filing is made pursuant
                                            to Rule 424(b)(2) under
                                            the Securities Act of
                                            1933 in connection with
                                            Registration No. 333-57904

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 19, 2001)

                                  $250,000,000

                    [FIDELITY NATIONAL FINANCIAL, INC. LOGO]

                        7.30% NOTES DUE AUGUST 15, 2011

--------------------------------------------------------------------------------

The notes bear interest at the rate of 7.30% per year. Interest on the notes is payable on February 15 and August 15 of each year, commencing on February 15, 2002. The notes mature on August 15, 2011. We will issue the notes only in denominations of $1,000 and integral multiples of $1,000.

We may, at our option, redeem the notes in whole at any time or in part from time to time at the "make whole" redemption price determined as described in this prospectus supplement. See "Description of the Notes" beginning on page S-30.

   Investing in the notes involves a high degree of risk. See "Risk Factors"
                            beginning on page S-13.

                                                              PER NOTE       TOTAL
                                                              --------    ------------
Initial public offering price(1)............................   99.597%    $248,992,500
Underwriting discount.......................................    0.650%    $  1,625,000
Proceeds, before expenses, to Fidelity......................   98.947%    $247,367,500

-------------------------
(1) Plus accrued interest, if any, from August 20, 2001.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about August 20, 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                     BANC OF AMERICA SECURITIES LLC
                                         BEAR, STEARNS & CO. INC.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 13, 2001

                              [INSIDE FRONT COVER]


                       FIDELITY NATIONAL FINANCIAL, INC.
                            MARKET POSITION BY STATE
                        (based on net premiums written)


                            FNF MAP OF UNITED STATES


States in which the combined Fidelity National Title and Chicago Title brands
rank . . .           [ ] #1           [ ] #2          [ ] #3

       Source: CDS Performance of Title Insurance Companies 2001 Edition

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Where You Can Find More Information.........................   S-4
Forward-Looking Information.................................   S-4
Summary.....................................................   S-6
Risk Factors................................................  S-13
Use of Proceeds.............................................  S-15
Capitalization..............................................  S-16
Fidelity National Financial, Inc. ..........................  S-16
Description of the Notes....................................  S-30
Underwriting................................................  S-37
Legal Opinions..............................................  S-38
Experts.....................................................  S-38

PROSPECTUS
About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Forward Looking Information.................................     4
Fidelity National Financial, Inc............................     6
Use of Proceeds.............................................     7
Ratios of Earnings to Fixed Charges.........................     7
Certain Financial Information...............................     8
Description of Debt Securities..............................     9
Description of Preferred Stock..............................    16
Description of Depositary Shares............................    22
Description of Common Stock.................................    26
Plan of Distribution........................................    30
Legal Opinions..............................................    31
Experts.....................................................    31

                 IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the notes we are offering.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or any sales of the notes.

     On July 25, 2001, we declared a 10% stock dividend to shareholders of record on August 9, 2001, payable on August 23, 2001. All share and share related information, including without limitation earnings per share, dividends per share and price per share where applicable, contained in this prospectus supplement, the accompanying prospectus and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, incorporated into this prospectus supplement by reference, have been adjusted to reflect the stock dividend.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We "incorporate by reference" into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file subsequently with the SEC will automatically update this prospectus supplement. We incorporate by reference the documents listed below (SEC File No. 1-9396) and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     - Current Reports on Form 8-K dated January 17, 2001 and January 19, 2001; and

     - Current Report on Form 8-K dated April 4, 2000, Amendment No 1. thereto dated April 10, 2000 and Amendment No. 3 thereto dated June 7, 2000.

     You may request a copy of these filings, other than exhibits, at no cost by writing to or telephoning us at the following address: Corporate Secretary, Fidelity National Financial, Inc., 17911 Von Karman Avenue, Suite 300, Irvine, California 92614, (949) 622-5000.

                          FORWARD-LOOKING INFORMATION

     You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the notes. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that may affect these projections or expectations include, but are not limited to:

     - general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets;

     - changes in the performance of the real estate markets;

     - the impact of competitive products and pricing;

     - success of operating initiatives;

     - availability of qualified personnel;

     - employee benefits costs; and

     - changes in, or the failure to comply with, government regulations and other risks detailed in our filings with the SEC.

     All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that expectations derived from them will be realized. When used in our documents and oral presentations, the words "anticipate," "believe," "estimate," "objective," "projection," "forecast," "goal," or similar words are intended to identify forward-looking statements. These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 2000, as well as the section entitled "Risk Factors" that appears in this prospectus supplement.

                                    SUMMARY

     The following information should be read together with the information contained in the accompanying prospectus. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents they incorporate by reference, to understand fully the terms of the notes and other considerations that are important to you in making a decision about whether to invest in the notes. In this prospectus supplement and the accompanying prospectus, "the Company," "Fidelity," "we," "our," and "us" refer to Fidelity National Financial, Inc., a Delaware corporation, including, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

                       FIDELITY NATIONAL FINANCIAL, INC.

     We are the largest title insurance and diversified real estate related services company in the United States. Our title insurance underwriters -- Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issued approximately 29 percent of all title insurance policies issued nationally during 2000. We provide title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. Since acquiring Chicago Title Corporation in March 2000, we have been able to leverage our national network of 1,000 direct offices and 7,000 agents to secure the leading market share (based on net premiums written) in three out of the four states that account for over 50% of the real estate activity in the country, as well as in 19 additional states, for a total of 23 states where we are the market leader.

     In addition to title insurance and escrow services, we provide a broad array of additional specialized products and services required to execute and close real estate transactions, including:

     - collection and trust activities

     - trustee's sales guarantees

     - recordings

     - reconveyances

     - property appraisal services

     - credit reporting

     - exchange intermediary services in connection with real estate transactions

     - real estate tax services

     - home warranty insurance

     - foreclosing posting and publishing services

     - loan portfolio services

     - flood certification

     - field services

     We have also been successful in realizing significant cost savings following the Chicago Title acquisition. Since the closing of the transaction, we have been able to save approximately $121.8 million in expenses on an annual run-rate basis. Our success in managing expenses has enabled us to secure a market leading operating profit margin (calculated as earnings before cost in excess of net assets acquired and income taxes) of 14.5% for the six months ended June 30, 2001.

                           MARKET FOR TITLE INSURANCE
     The market for title insurance in the United States is large and growing. According to Corporate Development Services, Inc., total revenues for the entire U.S. title insurance industry grew from $4.8 billion in 1995 to $7.8 billion in 2000. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross national product, inflation, interest rates and sales of new and existing homes as well as the refinancing of previously issued mortgages.

     Virtually every real estate transaction consummated in the U.S. requires the use of title insurance by a lending institution before a transaction can be finalized. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation in the overall value of the real estate market drives growth in total industry revenues. Industry revenues are also driven by swings in interest rates, which affect demand for new mortgage loans and refinancing transactions.

     The U.S. title insurance industry is concentrated among a handful of industry participants. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 2000. Over 40 independent title insurance companies accounted for the remaining 11% of net premiums collected in 2000. Over the last few years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by our acquisition of Chicago Title in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

                                    STRATEGY

     Our strategy is to maximize operating profits by increasing our market share in the title insurance business and by aggressively and effectively managing operating expenses throughout the real estate business cycle. In addition, we plan to broaden our market penetration by focusing on our real estate related services. To accomplish our goals, we intend to:

     - Operate each of our five title brands independently. We believe that in order to maintain and strengthen our title insurance revenue base, we must leave the Fidelity Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate them independently. Entrepreneurship and close customer relationships are an integral part of the culture at each of our title brands. We believe that this culture of independence aids in employee retention, which is critical to the operating success of each brand.

     - Consistently deliver high quality products with superior customer service. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. We continue to focus our marketing efforts and distribution network to serve our customers in the residential, institutional and commercial market sectors.

     - Implement our disciplined operating philosophy throughout the Chicago Title brands. We have introduced our key standard operating metrics at Chicago Title, Ticor Title and Security Union Title. We monitor opened and closed orders per employee and revenue per employee on a weekly basis at all of our brands. While we aggressively monitor personnel costs with revenues, we have not sacrificed and will not sacrifice our level of customer service to increase these metrics.

     - Employ our industry-leading technology to enhance efficiency and simplify the title insurance research process. Through our majority owned information technology services subsidiary, Micro General Corporation, a full-service enterprise solutions enabler offering a complete range of information technology services, we are preparing for the beta launch of our Net Global Solutions system in 2001. This browser-based real estate documentation system, when scheduled implementation begins in 2002, will provide us with the necessary platform to begin to make meaningful progress in increasing the efficiencies of the title insurance research and issuance process. Our Net Global Solutions system will allow data retrieval and file access from remote locations, thereby allowing complete workflow mobility among all of our title insurance brands as well as our real estate related subsidiaries. We also plan to offer the use of this system to our agents.

     - Continue to expand the scope and breadth of the real estate related products and services we offer. We plan to maximize the value of the Fidelity brand through the penetration of our real estate related products and services into our large, diverse customer base. We have consolidated most of the real estate related products and services we offer, which include property appraisal, credit reporting, flood certification, real estate tax services, home warranty insurance, foreclosure posting and publishing, exchange intermediary services, loan portfolio services and field services, under the Fidelity brand. We are also developing a national real estate information database, which we believe will allow us to improve the value and content of our existing information products, to market customized real property information products directly to real estate brokers and their customers and reduce expenditures to, and reliance upon, third party data vendors.

                              RECENT DEVELOPMENTS

     On January 3, 2001, we acquired International Data Management Corporation ("IDM"), a leading provider of real estate information services, for $20.8 million in cash. IDM's real estate information databases contain over 100 million real property ownership and sales records from the continental United States. The databases are updated daily to reflect new sales, mortgage information and other changes in real property ownership. The acquisition was accounted for as a purchase and we are amortizing cost in excess of net assets acquired in connection with the acquisition on a straight-line basis over 15 years.

     On January 24, 2001, we issued 8,855,000 shares of our common stock at a public offering price of $30.45 per share (as adjusted to reflect the stock dividend described below). Proceeds from this offering, net of underwriting discounts and commissions and other related expenses, were $256.3 million. Net proceeds of $249.5 million were used to pay down indebtedness. The remainder of the cash proceeds were used for general corporate purposes.

     On June 19, 2001, we acquired Risco, Inc., the third largest multiple listing service vendor in the United States, for approximately $12.0 million. The acquisition was accounted for as a purchase and we are amortizing the cost in excess of net assets acquired in connection with the acquisition on a straight-line basis over 15 years.

     On July 25, 2001, we declared a 10% stock dividend to shareholders of record on August 9, 2001, payable on August 23, 2001. All share and share related information, including without limitation earnings per share, dividends per share and price per share where applicable, contained in this prospectus supplement, the accompanying prospectus and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, incorporated into this prospectus supplement by reference, have been adjusted to reflect the stock dividend.

     On August 1, 2001, we acquired approximately 77% of the outstanding common stock of Fidelity National Information Solutions, Inc. ("FNIS"), formerly VISTA Information Solutions, Inc., a provider of real estate information products and services, including multiple listing services systems and environmental data and disclosure information businesses. In the transaction, we combined our tax, credit, flood, appraisal and property records businesses with FNIS's real estate information operations and products.

                                  THE OFFERING

Issuer                       Fidelity National Financial, Inc.

Notes Offered                $250,000,000 in principal amount of 7.30% notes due
                             August 15, 2011.

Maturity Date                August 15, 2011.

Issue Price                  99.597% of par plus accrued interest, if any, from
                             the issue date of the notes.

Interest Rate                7.30% per year.

Interest Payment Dates       February 15 and August 15, beginning on February
                             15, 2002. Interest will accrue from the issue date of the notes.

Ranking The notes are our unsecured general obligations and rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The notes are solely the obligations of Fidelity National Financial, Inc. and all existing and future liabilities of our subsidiaries will be effectively senior to the notes.

Optional Redemption          We may, at our option, redeem the notes in whole at
                             any time or in part from time to time at the "make whole" redemption price determined as set forth in the section "Description of the Notes" in this prospectus supplement under the heading "Optional
                             Redemption," plus accrued interest to the date of redemption.

Covenants                    The indenture governing the notes contains
                             covenants that limit our ability and our subsidiaries' ability to:

                                  - incur liens on our assets to secure debt;

                                  - merge or consolidate with another company;
                                    and

                                  - transfer or sell substantially all of our
                                    assets.

                             For more details, see the section "Description of the Notes" in this prospectus supplement and the section "Description of Debt Securities" in the accompanying prospectus.

Use of Proceeds              Our net proceeds from this offering will be
                             approximately $246.9 million. We intend to use these net proceeds to repay indebtedness under our existing term loan facility. See "Use of Proceeds."

Risk Factors                 You should carefully consider all information set
                             forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, should carefully read the section entitled "Risk Factors" in this prospectus supplement before purchasing any of the notes.

                         CERTAIN FINANCIAL INFORMATION

     The following summary historical financial data is derived from our audited consolidated financial statements, except for the financial data for the six-month periods ended June 30, 2001 and 2000, which are derived from our unaudited condensed consolidated financial statements. You should read the financial data presented below in conjunction with the consolidated financial statements and accompanying notes thereto and management's discussion and analysis of financial condition and results of operations contained in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, all of which are incorporated by reference into this prospectus supplement.

                                                        AS OF AND FOR THE
                                  --------------------------------------------------------------
                                                                            SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 JUNE 30,
                                  ------------------------------------   -----------------------
                                     2000         1999         1998         2001         2000
                                    (1)(2)        (2)          (2)         (1)(2)       (1)(2)
                                  ----------   ----------   ----------   ----------   ----------
                                     (IN THOUSANDS, EXCEPT PER SHARE, OTHER DATA AND RATIOS)
OPERATING DATA:

  Revenue:
     Title insurance premiums...  $1,946,159   $  939,452   $  910,278   $1,202,379   $  795,404
     Escrow and other title
       related fees.............     459,121      206,570      215,254      328,972      190,742
     Real estate related
       services.................     166,718       67,844       69,970      118,859       66,947
     Interest and investment
       income, including
       realized gains and
       losses...................      87,191       32,045       44,502       55,950       35,345
     Other income...............      82,805      109,943       53,376       33,252       46,861
                                  ----------   ----------   ----------   ----------   ----------
                                   2,741,994    1,355,854    1,293,380    1,739,412    1,135,299
  Expenses:
     Personnel costs............     845,349      407,078      394,284      545,197      352,471
     Other operating expenses...     626,308      332,296      258,866      380,270      278,938
     Agent commissions..........     884,498      423,675      385,649      477,956      359,006
     Provision for claim
       losses...................      97,322       52,713       59,294       60,455       39,770
     Interest expense...........      59,374       15,626       17,024       23,521       24,691
                                  ----------   ----------   ----------   ----------   ----------
                                   2,512,851    1,231,388    1,115,117    1,487,399    1,054,876
                                  ----------   ----------   ----------   ----------   ----------
  Earnings before amortization
     of cost in excess of net
     assets acquired, income
     taxes and cumulative effect
     of a change in accounting
     principle..................     229,143      124,466      178,263      252,013       80,423
  Amortization of cost in excess
     of net assets acquired.....      35,003        6,638        3,129       23,499       13,528
                                  ----------   ----------   ----------   ----------   ----------
  Earnings before income taxes
     and cumulative effect of a
     change in accounting
     principle..................     194,140      117,828      175,134      228,514       66,895
  Income tax expense............      85,825       46,975       69,442       93,691       33,655
                                  ----------   ----------   ----------   ----------   ----------
  Earnings before cumulative
     effect of a change in
     accounting principle.......     108,315       70,853      105,692      134,823       33,240
  Cumulative effect of a change
     in accounting principle,
     net of income tax
     benefit....................          --           --           --       (5,709)          --
                                  ----------   ----------   ----------   ----------   ----------
  Net earnings (basic net
     earnings)..................  $  108,315   $   70,853   $  105,692   $  129,114   $   33,240
                                  ==========   ==========   ==========   ==========   ==========
  Diluted net earnings..........  $  108,315   $   71,116   $  108,155   $  129,114   $   33,240
                                  ==========   ==========   ==========   ==========   ==========

                                                        AS OF AND FOR THE
                                  --------------------------------------------------------------
                                                                            SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 JUNE 30,
                                  ------------------------------------   -----------------------
                                     2000         1999         1998         2001         2000
                                    (1)(2)        (2)          (2)         (1)(2)       (1)(2)
                                  ----------   ----------   ----------   ----------   ----------
                                     (IN THOUSANDS, EXCEPT PER SHARE, OTHER DATA AND RATIOS)
PER SHARE DATA(3):
  Basic earnings per share......  $     1.67   $     2.16   $     3.44   $     1.52   $      .61
  Diluted earnings per share....  $     1.62   $     2.06   $     2.94   $     1.48   $      .59
  Dividends declared per
     share......................  $      .36   $      .28   $      .24   $      .18   $      .18
BALANCE SHEET DATA:
  Investments(4)................  $1,685,331   $  506,916   $  519,332   $1,790,441   $1,505,951
  Cash and cash
     equivalents(5).............     262,955       38,569       42,492      381,331      362,705
  Total assets..................   3,833,985    1,042,546      969,470    4,087,702    3,689,781
  Notes payable.................     791,430      226,359      214,624      600,328      783,398
  Reserve for claim losses......     907,482      239,962      224,534      894,063      910,646
  Minority interests............       5,592        4,613        1,532        8,218        4,660
  Stockholders' equity..........   1,106,737      432,494      396,740    1,493,417      979,103
OTHER DATA:
  Orders opened by direct
     operations.................   1,352,000      743,000      987,000    1,257,800      571,200
  Orders closed by direct
     operations.................     971,000      551,000      670,000      800,000      393,300
  Provisions for claim losses to
     title insurance premiums...         5.0%         5.6%         6.5%         5.0%         5.0%
  Title related revenue(6):
     Percentage direct
       operations...............        52.8%        53.6%        56.9%        59.9%        53.4%
     Percentage agency
       operations...............        47.2%        46.4%        43.1%        40.1%        46.6%
  Diluted earnings per share
     before amortization of cost
     in excess of net assets
     acquired, non-recurring
     charges and cumulative
     effect of a change in
     accounting principle(3)....  $     2.33   $     2.26   $     3.02   $     1.80   $     1.06
  EBITDA(7).....................     362,312      163,422      213,531      306,392      151,508
  Ratio of EBITDA to interest
     expense....................        6.1x        10.5x        12.5x        13.0x         6.1x
  Ratio of earnings to fixed
     charges(8).................        2.7x         4.0x         5.7x         5.2x         2.4x

-------------------------
(1) Our financial results for the year ended December 31, 2000 and for the six months ended June 30, 2001 and 2000 reflect our acquisition of Chicago Title on March 20, 2000. In the first quarter of 2001, we recorded certain non-recurring charges totaling $13.4 million, after applicable taxes.

(2) We completed the merger of our wholly owned subsidiary, ACS Systems, Inc., with and into Micro General on May 14, 1998. This transaction was accounted for as a reverse merger of Micro General into ACS, with Micro General as the surviving legal entity. The selected consolidated financial data above includes the balance sheet accounts of Micro General at December 31, 2000, 1999 and 1998 and June 30, 2001 and 2000 and the results of its operations for the years ended December 31, 2000 and 1999 and for the period from May 14, 1998 through December 31, 1998 and for the six month periods ended June 30, 2001 and 2000. As of June 30, 2001, we owned 66.4% of Micro General.

(3) All per share data has been retroactively adjusted to reflect a 10% stock dividend to stockholders of record as of August 9, 2001. The stock dividend was declared on July 25, 2001 and is payable on August 23, 2001.

(4) Investments as of December 31, 2000, June 30, 2001 and June 30, 2000, include securities pledged to secure trust deposits of $459.4 million, $462.1 million and $366.5 million, respectively.

(5) Cash and cash equivalents as of December 31, 2000, June 30, 2001 and June 30, 2000, include cash pledged to secure trust deposits of $132.1 million, $184.4 million and $263.0 million, respectively.

(6) Includes title insurance premiums and escrow and other title related fees.

(7) EBITDA represents earnings before interest, income taxes, depreciation, amortization, non-recurring costs and cumulative effect of a change in accounting principle. EBITDA is presented because we believe that investors use it as a financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of future results of operations or cash flows.

(8) In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges are the sum of interest on indebtedness and amortization of debt issuance costs and an interest cost attributable to rentals.

                                  RISK FACTORS

     You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the notes. The risk factors listed in this section and other factors noted herein or incorporated by reference could cause our actual results to differ materially from those contained in any forward-looking statements. Risk factors include, but are not limited to:

AS A HOLDING COMPANY, WE DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES, AND IF DISTRIBUTIONS FROM OUR SUBSIDIARIES ARE MATERIALLY IMPAIRED, OUR ABILITY TO REPAY OUR DEBT OBLIGATIONS WHEN DUE MAY BE ADVERSELY AFFECTED.

     We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to repay our debt obligations when due is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds to us, we may not be able to repay our debt obligations when due.

     Our title insurance and home warranty subsidiaries must comply with state and federal laws which require them to maintain minimum amounts of working capital surplus and reserves, and place restrictions on the amount of dividends that they can distribute to us. During 2000, approximately 91.3% of our year-to-date revenues was derived from subsidiaries engaged in these regulated businesses. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. During 2001, our title insurance subsidiaries could pay dividends or make other distributions to us of $107.5 million.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE INDEBTEDNESS OF OUR SUBSIDIARIES.

     Our status as a shareholder of our subsidiaries means that we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we have a claim as a creditor. For example, we would be a creditor of a subsidiary if we make a loan to that subsidiary. As a result, the notes will effectively be junior to all existing and future liabilities and obligations of our subsidiaries and you should look only to the assets of the holding company for payments on the notes. As of June 30, 2001, our subsidiaries had debt obligations of approximately $215.3 million to creditors other than us.

OUR REVENUES MAY DECLINE DURING PERIODS WHEN THE DEMAND FOR OUR PRODUCTS DECREASES.

     In the title insurance industry, revenues are directly affected by the level of real estate activity and the average price of real estate sales on both a national and local basis. Real estate sales are directly affected by changes in the cost of financing purchases of real estate -- i.e., mortgage interest rates. Other macroeconomic factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in late 1995 and into 1998, the level of real estate activity increased, including refinancing transactions, new home sales and resales, due in part to decreases in mortgage interest rates. Stable mortgage interest rates and strength in the real estate market, especially in California and throughout the West Coast, contributed to very positive conditions for the title insurance industry throughout 1997 and 1998. However, during the second half of 1999 and through 2000, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market in 1998 to a more traditional market driven by new home purchases and resales in 1999 and 2000. The favorable industry conditions that existed in 1998 represented an unusual mixture of macroeconomic factors that may not occur again in the foreseeable future.

     Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.

     Our revenues in future periods will continue to be subject to these and other factors which are beyond our control and, as a result, are likely to fluctuate.

OUR ENTERING INTO NEW BUSINESS LINES SUBJECTS US TO ASSOCIATED RISKS, SUCH AS THE DIVERSION OF MANAGEMENT ATTENTION, DIFFICULTY INTEGRATING OPERATIONS AND LACK OF EXPERIENCE IN OPERATING SUCH BUSINESSES.

     We have acquired, and may in the future acquire, businesses in industries with which management is less familiar than we are with the title insurance industry. For example, in February 1998, we acquired FNF Capital, Inc., whose primary business is financing equipment leases. Also, in the last three years, we have expanded the range and amount of real estate related services we provide, began underwriting home warranty policies, invested in restaurant businesses, expanded our commercial title insurance business and purchased underwriters of other lines of insurance products. These activities involve risks that could adversely affect our operating results, such as diversion of management's attention, integration of the operations, systems and personnel of the new businesses and lack of substantial experience in operating such businesses.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We have historically achieved growth through a combination of developing new products, increasing our market share for existing products, and acquisitions. Part of our strategy is to pursue opportunities to diversify and expand our operations by acquiring or making investments in other companies. The success of each acquisition will depend upon:

     - our ability to integrate the acquired business' operations, products and personnel;

     - our ability to retain key personnel of the acquired businesses; and

     - our ability to expand our financial and management controls and reporting systems and procedures.

OUR SUBSIDIARIES THAT ENGAGE IN INSURANCE RELATED BUSINESSES MUST COMPLY WITH ADDITIONAL REGULATIONS. THESE REGULATIONS MAY IMPEDE, OR IMPOSE BURDENSOME CONDITIONS ON, OUR RATE INCREASES OR OTHER ACTIONS THAT WE MIGHT WANT TO TAKE TO INCREASE THE REVENUES OF OUR SUBSIDIARIES.

     Our title insurance business is subject to extensive regulation by state insurance authorities in each state in which we operate. These agencies have broad administrative and supervisory power relating to the following, among other matters:

     - licensing requirements;

     - trade and marketing practices;

     - accounting and financing practices;

     - capital and surplus requirements;

     - the amount of dividends and other payments made by insurance subsidiaries;

     - investment practices;

     - rate schedules;

     - deposits of securities for the benefit of policyholders;

     - establishing reserves; and

     - regulation of reinsurance.

     Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. These regulations may impede or impose burdensome conditions on our rate increases or other actions that we may want to take to enhance our operating results, and could affect our ability to repay our debt obligations when due. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

WE FACE COMPETITION IN OUR INDUSTRY FROM TRADITIONAL TITLE INSURERS AND FROM NEW ENTRANTS.

     The title insurance industry is highly competitive. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 2000. Over 40 independent title insurance companies accounted for the remaining 11% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants could affect our business operations and financial condition.

                                USE OF PROCEEDS

     We expect to receive approximately $246.9 million from the sale of the notes offered by this prospectus supplement and the accompanying prospectus, after deducting underwriting discounts and offering expenses. We currently intend to use the net proceeds of the offering to repay long-term indebtedness under our existing term loan facility.

     The term loan facility, which is unsecured, bears interest at a variable interest rate based on the debt ratings assigned to us by certain independent rating agencies. The current interest rate is LIBOR plus 1.125%, and borrowings under the facility become due on March 19, 2006. The terms of our existing credit agreement, which includes the term loan facility, require that we apply the net proceeds of this offering to repay our outstanding indebtedness under the facility. On June 30, 2001, we had $385.0 million of indebtedness outstanding under the facility.

                                 CAPITALIZATION

     The following table sets forth our debt and equity capitalization as of June 30, 2001 (i) on a historical basis and (ii) as adjusted to give effect to this offering of notes and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our financial information presented elsewhere in this prospectus supplement and along with our consolidated financial statements, and the accompanying notes thereto, contained in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, all of which are incorporated by reference into this prospectus supplement.

                                                                   JUNE 30, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Debt:
  Notes offered hereby......................................  $       --   $  250,000
  Notes payable.............................................  $  600,328   $  353,461
Minority interests..........................................  $    8,218   $    8,218
Total stockholders' equity..................................  $1,493,417   $1,493,417
                                                              ----------   ----------
          Total capitalization..............................  $2,101,963   $2,105,096
                                                              ==========   ==========

                       FIDELITY NATIONAL FINANCIAL, INC.

     We are the largest title insurance and diversified real estate related services company in the United States. Our title insurance underwriters -- Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issued approximately 29 percent of all title insurance policies issued nationally during 2000. We provide title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. Since acquiring Chicago Title Corporation in March 2000, we have been able to leverage our national network of 1,000 direct offices and 7,000 agents to secure the leading market share (based on net premiums written) in three out of the four states that account for over 50% of the real estate activity in the country, as well as in 19 additional states, for a total of 23 states where we are the market leader.

     In addition to title insurance and escrow services, we provide a broad array of additional specialized products and services required to execute and close real estate transactions, including:

     - collection and trust activities

     - trustee's sales guarantees

     - recordings

     - reconveyances

     - property appraisal services

     - credit reporting

     - exchange intermediary services in connection with real estate transactions

     - real estate tax services

     - home warranty insurance

     - foreclosing posting and publishing services

     - loan portfolio services

     - flood certification

     - field services

     We have also been successful in realizing significant cost savings following the Chicago Title acquisition. Since the closing of the transaction, we have been able to save approximately $121.8 million in expenses on an annual run-rate basis. Our success in managing expenses has enabled us to secure a market leading operating profit margin (calculated as earnings before cost in excess of net assets acquired and income taxes) of 14.5% for the six months ended June 30, 2001.

MARKET FOR TITLE INSURANCE

     The market for title insurance in the United States is large and growing. According to Corporate Development Services, Inc., total revenues for the entire U.S. title insurance industry grew from $4.8 billion in 1995 to $7.8 billion in 2000. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross national product, inflation, interest rates and sales of new and existing homes as well as the refinancing of previously issued mortgages.

     Virtually every real estate transaction consummated in the U.S. requires the use of title insurance by a lending institution before a transaction can be finalized. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation in the overall value of the real estate market drives growth in total industry revenues. Industry revenues are also driven by swings in interest rates, which affect demand for new mortgage loans and refinancing transactions.

     The U.S. title insurance industry is concentrated among a handful of industry participants. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 2000. Over 40 independent title insurance companies accounted for the remaining 11% of net premiums collected in 2000. Over the last few years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by our acquisition of Chicago Title in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

STRATEGY

     Our strategy is to maximize operating profits by increasing our market share in the title insurance business and by aggressively and effectively managing operating expenses throughout the real estate business cycle. In addition, we plan to broaden our market penetration by focusing on our real estate related services. To accomplish our goals, we intend to:

     - Operate each of our five title brands independently. We believe that in order to maintain and strengthen our title insurance revenue base, we must leave the Fidelity Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate them independently. Entrepreneurship and close customer relationships are an integral part of the culture at each of our title brands. We believe that this culture of independence aids in employee retention, which is critical to the operating success of each brand.

     - Consistently deliver high quality products with superior customer service. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. We continue to focus our marketing efforts and distribution network to serve our customers in the residential, institutional and commercial market sectors.

     - Implement our disciplined operating philosophy throughout the Chicago Title brands. We have introduced our key standard operating metrics at Chicago Title, Ticor Title and Security Union Title. We monitor opened and closed orders per employee and revenue per employee on a weekly basis at all of our brands. While we aggressively monitor personnel costs with revenues, we have not sacrificed and will not sacrifice our level of customer service to increase these metrics.

     - Employ our industry-leading technology to enhance efficiency and simplify the title insurance research process. Through our majority owned information technology services subsidiary, Micro General Corporation, a full-service enterprise solutions enabler offering a complete range of information technology services, we are preparing for the beta launch of our Net Global Solutions system in 2001. This browser-based real estate documentation system, when scheduled implementation begins in 2002, will provide us with the necessary platform to begin to make meaningful progress in increasing the efficiencies of the title insurance research and issuance process. Our Net Global Solutions system will allow data retrieval and file access from remote locations, thereby allowing complete workflow mobility among all of our title insurance brands as well as our real estate related subsidiaries. We also plan to offer the use of this system to our agents.

     - Continue to expand the scope and breadth of the real estate related products and services we offer. We plan to maximize the value of the Fidelity brand through the penetration of our real estate related products and services into our large, diverse customer base. We have consolidated most of the real estate related products and services we offer, which include property appraisal, credit reporting, flood certification, real estate tax services, home warranty insurance, foreclosure posting and publishing, exchange intermediary services, loan portfolio services and field services, under the Fidelity brand. We are also developing a national real estate information database, which we believe will allow us to improve the value and content of our existing information products, to market customized real property information products directly to real estate brokers and their customers and reduce expenditures to, and reliance upon, third party data vendors.

RECENT DEVELOPMENTS

     On January 3, 2001, we acquired International Data Management Corporation ("IDM"), a leading provider of real estate information services, for $20.8 million in cash. IDM's real estate information databases contain over 100 million real property ownership and sales records from the continental United States. The databases are updated daily to reflect new sales, mortgage information and other changes in real property ownership. The acquisition was accounted for as a purchase and we are amortizing cost in excess of net assets acquired in connection with the acquisition on a straight-line basis over 15 years.

     On January 24, 2001, we issued 8,855,000 shares of our common stock at a public offering price of $30.45 per share (as adjusted to reflect the stock dividend described below). Proceeds from this offering, net of underwriting discounts and commissions and other related expenses, were $256.3 million. Net proceeds of $249.5 million were used to pay down indebtedness. The remainder of the cash proceeds were used for general corporate purposes.

     On June 19, 2001, we acquired Risco, Inc., the third largest multiple listing service vendor in the United States, for approximately $12.0 million. The acquisition was accounted for as a purchase and we are amortizing the cost in excess of net assets acquired in connection with the acquisition on a straight-line basis over 15 years.

     On July 25, 2001, we declared a 10% stock dividend to shareholders of record on August 9, 2001, payable on August 23, 2001. All share and share related information, including without limitation earnings per share, dividends per share and price per share where applicable, contained in this prospectus supplement, the accompanying prospectus and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, incorporated into this prospectus supplement by reference, have been adjusted to reflect the stock dividend.

     On August 1, 2001, we acquired approximately 77% of the outstanding common stock of Fidelity National Information Solutions, Inc. ("FNIS"), formerly VISTA Information Solutions, Inc., a provider of real estate information products and services, including multiple listing services systems and environmental data and disclosure information businesses. In the transaction, we combined our tax, credit, flood, appraisal and property records businesses with FNIS's real estate information operations and products.

INDUSTRY OVERVIEW

     Title Insurance Policies. Generally, real estate buyers and mortgage lenders purchase title insurance to insure good and marketable title to real estate. Today, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. Title insurance premiums are based upon either the purchase price of the property insured or the amount of the mortgage loan. Title insurance premiums are due in full at the closing of the real estate transaction, and the policy generally terminates upon the resale or refinancing of the property.

     Prior to issuing policies, underwriters can reduce or eliminate future claim losses by accurately performing searches and examinations. A title company's predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments and the maintenance of title "plants," which are indexed compilations of public records, maps and other relevant historical documents. Claim losses generally result from errors or mistakes made in the title search and examination process and from hidden defects such as fraud, forgery, incapacity, missing heirs or refinancing of the property.

     Commercial real estate title insurance policies insure title to commercial real property, and generally involve higher coverage amounts and yield higher premiums, thereby generating greater profit margins than title policies for residential real estate transactions. Prior to the Chicago Title merger, we issued primarily residential real property title insurance policies. In the Chicago Title merger, we acquired Chicago Title's National Commercial & Industrial business group, which specializes in meeting the needs of clients involved in large commercial transactions. As discussed later under the heading "Economic Factors Affecting Industry," the volume of commercial real estate transactions is affected primarily by fluctuations in local supply and demand conditions for office space, while residential real estate transaction volume is primarily affected by macroeconomic and seasonal factors. Thus, we believe the addition of Chicago Title's commercial real estate title insurance base will help in maintaining uniform revenue levels throughout the seasons.

     Losses and Reserves. While most other forms of insurance provide for the assumption of risk of loss arising out of unforeseen events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy. As a result, claim losses associated with issuing title policies are less expensive when compared to other insurance underwriters. The maximum amount of liability under a title insurance policy is usually the face amount of the policy plus the cost of defending the insured's title against an adverse claim.

     Reserves for claim losses are based upon known claims, as well as losses we expect to incur based upon historical experience and other factors, including industry averages, claim loss history, legal environment, geographic considerations, expected recoupments and the types of policies written. We also accrue reserves for losses arising from escrow, closing and disbursement functions due to fraud or operational error.

     A title insurance company can minimize its losses by having strict quality control systems and underwriting standards in place. These controls increase the likelihood that the appropriate level of diligence is conducted in completing a title search so that the possibility of potential claims is significantly mitigated. In the case of independent agents, who conduct their own title searches, the agency agreement between the agent and the title insurance underwriter gives the underwriter the ability to proceed against the agent when a loss arises from a flawed title search.

     Courts and juries sometimes award damages against insurance companies, including title insurance companies, in excess of policy limits. Such awards are typically based on allegations of fraud, misrepresentation, deceptive trade practices or other wrongful acts commonly referred to as "bad faith." Although we have not experienced damage awards materially in excess of policy limits, the possibility of such bad faith damage awards may cause us to experience increased costs and difficulty in settling title claims.

     The maximum insurable amount under any single title insurance policy is determined by statutorily calculated net worth. The highest self-imposed single policy maximum insurable amount for any of our title insurance subsidiaries is $100.0 million.

     Direct and Agency Operations. We provide title insurance services through our direct operations and wholly owned underwritten title companies, and additionally through independent title insurance agents who issue title policies on behalf of title underwriters. Title underwriters determine the terms and conditions upon which they will insure title to the real property according to their underwriting standards, policies and procedures. In our direct operations, the title underwriter issues the title insurance policy and retains the entire premium paid in connection with the transaction. In our agency operations, the search and examination function is performed by an independent agent. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon the amount of the premium "split" offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region.

     Our direct operations provide the following benefits:

     - higher margins because we retain the entire premium from each transaction instead of paying a commission to an agent;

     - continuity of service levels to a broad range of customers; and

     - additional sources of income through escrow and other real estate related services, such as property appraisal services, collection and trust activities, real estate information and technology services, trustee's sales guarantees, credit reporting, flood certification, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions.

     Economic Factors Affecting Industry. Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales. Real estate sales are directly affected by the availability of funds to finance purchases -- i.e., mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. We have found that residential real estate activity decreases in the following situations:

     - when mortgage interest rates are high;

     - when the mortgage funding supply is limited; and

     - when the United States economy is weak.

     Because commercial real estate transactions tend to be driven more by supply and demand for commercial space and occupancy rates in a particular area rather than by macroeconomic events, our commercial real estate title insurance business can generate revenues which offset the industry cycles discussed above.

     Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.

TITLE INSURANCE OPERATIONS

     Our direct operations are divided into approximately 200 profit centers consisting of more than 1,000 offices. Each profit center processes title insurance transactions within its geographical area, which is usually identified by a county, a group of counties forming a region, or a state, depending on the management structure in that part of the country. We also transact title insurance business through a network of over 7,000 agents, primarily in those areas in which agents are the more accepted title insurance provider.

     The following table sets forth the approximate dollars and percentages of title insurance premium revenue by state. The year ended December 31, 2000 includes title insurance premium revenue by state, both in dollars and as a percentage of the total, on a pro forma basis, assuming the Chicago Title merger had been consummated on January 1, 2000.

                                                 YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------
                                     2000                  1999                 1998
                              -------------------    -----------------    -----------------
                                AMOUNT        %       AMOUNT       %       AMOUNT       %
                              ----------    -----    --------    -----    --------    -----
                                                 (DOLLARS IN THOUSANDS)
California..................  $  444,012     21.4%   $289,285     30.8%   $301,406     33.1%
Texas.......................     321,740     15.5     179,490     19.1     178,407     19.6
New York....................     184,263      8.9      92,280      9.8      88,899      9.8
Florida.....................     139,532      6.7      48,596      5.2      44,860      4.9
New Jersey..................      84,226      4.0      28,371      3.0      23,085      2.5
Michigan....................      80,688      3.9      24,324      2.6      23,233      2.6
All others..................     824,650     39.6     277,106     29.5     250,388     27.5
                              ----------    -----    --------    -----    --------    -----
  Totals....................  $2,079,111    100.0%   $939,452    100.0%   $910,278    100.0%
                              ==========    =====    ========    =====    ========    =====

     For the entire title insurance industry, 11 states accounted for 71.0% of title premiums written in the United States in 2000. California represented the single largest state with 17.6%.

     We also analyze our business by examining the level of premiums generated by direct and agency operations. The following table presents the percentages of title insurance premiums generated by direct and agency operations:

                                                      YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                             2000                1999               1998
                                      ------------------   ----------------   ----------------
                                       AMOUNTS       %     AMOUNTS      %     AMOUNTS      %
                                      ----------   -----   --------   -----   --------   -----
                                                       (DOLLARS IN THOUSANDS)
Direct..............................  $  811,621    41.7%  $407,769    43.4%  $425,551    46.7%
Agency..............................   1,134,538    58.3    531,683    56.6    484,727    53.3
                                      ----------   -----   --------   -----   --------   -----
  Total title insurance premiums....  $1,946,159   100.0%  $939,452   100.0%  $910,278   100.0%
                                      ==========   =====   ========   =====   ========   =====

     Our relationship with each agent is governed by an agency agreement, which states the conditions under which the agent is authorized to issue a title insurance policy on our behalf. The agency agreement also prescribes the circumstances under which the agent may be liable to us if a policy loss is attributable to the agent's errors. The agency agreement is usually terminable without cause upon 30 days' notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent's experience, financial condition, and loss history. For each agent with whom we enter into an agency agreement, we maintain financial and loss experience records. We also conduct periodic audits of our agents.

     Escrow and Other Title Related Fees. In addition to fees for underwriting title insurance policies, we derive a significant amount of our revenues from escrow and other title related fees. The role generally taken by a title insurance company in a real estate transaction is that of an intermediary completing all the necessary documentation and services required for the completion of the real estate transaction.

     In a typical residential transaction, a title insurance order is received from a realtor, lawyer, developer or mortgage lender. When a title order is received by the title insurance company or agent, the title search begins and the title order is now "open." Once documentation has been prepared and signed, mortgage lender payoff demands are in hand and documents have been ordered, the title order is considered "closed." A lawyer, an escrow company or a title insurance company or agent performs the closing function, most commonly referred to as an "escrow" in the western United States. The entity providing the closing function (the "closer") holds the seller's deed of trust and the buyer's mortgage until all issues relating to the transaction have been settled. After these issues have been cleared, the closer delivers the transaction documents, records the appropriate title documents in the county recorder's office and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued. The lender's policy insures the lender against any defect affecting the priority of the mortgage, in an amount equal to the outstanding balance of the related mortgage loan. The buyer's policy insures the buyer against defects in title, in an amount equal to the purchase price.

     The combination of title insurance premiums and these escrow and other title related services allows us to generate a significant source of revenue.

     Reinsurance. In the ordinary course of business, we reinsure certain risks with other title insurers for the purpose of limiting our maximum loss exposure. We also assume reinsurance for certain risks of other title insurers for the purpose of earning additional income. In addition, we cede a portion of certain policy and other liabilities under agent fidelity, excess of loss and case-by-case reinsurance agreements. Reinsurance agreements provide generally that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations. We have a $30.9 million reinsurance recoverable from Lloyds of London on claim loss expense recoverables as of December 31, 2000.

REAL ESTATE RELATED SERVICES

     We also provide many of the specialized products and services required to execute and close real estate transactions that are not offered by our title insurance subsidiaries. The real estate related services we provide allow us to diversify from our core title business and yield higher profit margins than if we did not provide these services. These services include the following:

     - Property appraisal services. We offer property appraisal services through a network of state-licensed contract appraisers. In addition, we provide detailed real estate property evaluation services to lending institutions utilizing artificial intelligence software, detailed real estate statistical analysis and physical property inspections.

     - Credit reporting. We provide credit information reports to mortgage lenders nationwide, as well as a variety of related products to meet the ever-changing needs of the mortgage industry.

     - Flood certification. Federal legislation passed in 1994 requires most mortgage lenders to obtain a property's flood zone status at the time a loan is originated. We provide these required flood zone determination reports to mortgage lenders nationwide.

     - Real estate tax services. We advise lending and mortgage related institutions throughout the United States of the status of property tax payments that are due on properties securing their loans over the entire life of the loan. We protect lenders against losses from failing to monitor delinquent taxes.

     - Home warranty insurance. We issue one-year, renewable insurance policies that protect homeowners against defects in household systems and appliances.

     - Foreclosure posting and publishing. We offer posting and publication of foreclosure and auction notices to the real estate foreclosure industry.

     - Exchange intermediary services. We provide customers with qualified exchanges under Section 1031 of the Internal Revenue Code, which allows customers to defer the payment of capital gain taxes on the sale of their investment property.

     - Loan portfolio services. We provide a comprehensive line of document preparation and recording services on a national basis, including computerized tracking services, mortgage assignment and release preparation and due diligence and research services designed to resolve and retrieve missing or defective documents and obtain certified copies of documents and chain-of-title verification.

     - Field services. We provide property inspection, preservation and maintenance services to mortgage lenders nationwide.

OTHER INCOME

     Other income represents externally generated revenue by Micro General, FNF Capital and Express Network, which was sold in the second quarter of 2000.

     Micro General has used its core system development transactional expertise to launch two new entities, escrow.com and RealEC Technologies, Inc. escrow.com provides a service transaction environment for internet commerce, as well as online auctions and business-to-business exchanges, and RealEC Technologies, Inc. provides automated decision-based products that manage real estate transactions over the internet.

MARKETING

     We market and distribute our products and services to customers in the residential, institutional lender, and commercial market sectors of the real estate industry through customer solicitation by sales personnel. We actively encourage our sales personnel to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage brokers and attorneys. While the focus of the smaller, local client remains important, large customers, such as national residential mortgage lenders, real estate investment trusts and developers are becoming increasingly important. The buying criteria of locally based clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally places more emphasis on consistent product delivery and ability of service providers to meet their information systems requirements for electronic product delivery. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers, and we measure customer service in terms of quality, consistency and timeliness in the delivery of services.

COMPETITION

     The title insurance industry is highly competitive. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 2000. Over 40 independent title insurance companies accounted for the remaining 11% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants could affect our business operations and financial condition.

     We believe competition in the title insurance industry is based primarily on expertise, quality and timeliness of service, and price of products and services. In addition, the financial strength of the insurer has become an increasingly important factor in decisions relating to the purchase of title insurance, particularly in multi-state transactions and in situations involving real estate related investment vehicles such as real estate investment trusts and real estate mortgage investment conduits.

     Our real estate related service subsidiaries face significant competition from other similar service providers. In addition, these customers may choose to produce these services internally rather than purchase them from outside vendors.

REGULATION

     Title insurance companies, including underwriters, underwritten title companies and independent agents, are subject to extensive regulation under applicable state laws. Each insurance underwriter is usually subject to a holding company act in its state of domicile, which regulates, among other matters, the ability to pay dividends and investment policies. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders ("capital and surplus") requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules. In 1998, the National Association of Insurance Commissioners approved codified accounting practices that changed the definition of what constitutes prescribed statutory accounting practices. This codification will result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements commencing in 2001. We have evaluated the effects of these rules and believe that they will not have a material effect on the statutory capital and surplus of our insurance subsidiaries.

     Pursuant to statutory accounting requirements of the various states in which our title insurance subsidiaries are licensed, those subsidiaries must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined on a quarterly basis by statutory formula based upon either the age, number of policies, and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2000, the combined statutory unearned premium reserve required and reported for our title insurance subsidiaries was $698.7 million.

     The insurance commissioners of their respective states of domicile regulate our title insurance subsidiaries. Regulatory examinations usually occur at three-year intervals, and certain of these examinations are currently ongoing. The Auditor Division of the Controller of the State of California is currently conducting an examination of the funds due the State of California under various escheatment regulations for the years ended on and prior to December 31, 1998. We have received a preliminary copy of the report and are continuing discussions with the Auditor Division of the Controller of the State of California to quantify amounts due, if any. We do not believe that the examinations performed by the insurance regulators or the Auditor Division of the Controller of the State of California will have a material impact on our financial position, our results of operations, or our combined capital and surplus.

     Our title insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. During 2001, our title insurance subsidiaries could pay dividends or make other distributions to us of $107.5 million.

     The combined statutory capital and surplus of our title insurance subsidiaries was $463.1 million, $163.5 million and $164.3 million as of December 31, 2000, 1999 and 1998, respectively. The combined statutory earnings of our title insurance subsidiaries were $88.9 million, $43.6 million and $37.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     As a condition to continued authority to underwrite policies in the states in which our title insurance subsidiaries conduct their business, they are required to pay certain fees and file information regarding their officers, directors and financial condition. In addition, our escrow and trust business is subject to regulation by various state banking authorities.

     Pursuant to statutory requirements of the various states in which our title insurance subsidiaries are domiciled, they must maintain certain levels of minimum capital and surplus. Each of our title underwriters has complied with the minimum statutory requirements as of December 31, 2000.

     Our underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million and $3.0 million is required for Fidelity National Title Company, Fidelity National Title Company of California and Chicago Title Company, respectively. All of our companies were in compliance with their respective minimum net worth requirements as of December 31, 2000.

FINANCIAL STRENGTH AND CLAIMS PAYING ABILITY OF OUR TITLE INSURANCE SUBSIDIARIES

     Our title insurance subsidiaries are regularly assigned ratings by independent agencies designed to indicate their financial condition and/or claims paying ability. The ratings agencies determine ratings by quantitatively and qualitatively analyzing financial data and other information. Our insurance subsidiaries include Fidelity National Title, Fidelity National Title of New York, Chicago Title, Chicago Title of Oregon, Ticor Title, Security Union Title and Alamo Title (collectively with Fidelity National Financial, the "FNF Family"). Ratings of our principal title insurance subsidiaries assigned during 2000, individually and collectively, are listed below:

Standard and Poor's (Financial Strength Rating)
FNF Family..................................................  A-
Moody's (Financial Strength Rating)
FNF Family (as of August 2001)..............................  A3
Fitch (Claims Paying Ability Rating)
FNF Family (as of July 2001)................................  A
Demotech, Inc. (Financial Stability Rating)
Fidelity Title..............................................  A'
Fidelity Title New York.....................................  A'
Chicago Title...............................................  A"
Ticor Title.................................................  A'
Security Union Title........................................  A'
Alamo Title.................................................  A'

     The ratings set forth above are assigned to our title insurance subsidiaries and indicate the applicable rating agency's assessment of the subsidiary's financial strength and/or claims paying ability. These ratings do not constitute ratings of the notes we are offering by this prospectus supplement, and you should not consider these ratings as evidence of any ratings which these agencies might assign to the notes.

INVESTMENT POLICIES AND INVESTMENT PORTFOLIO

     Our investment policy is designed to maintain a high quality portfolio, maximize income, minimize interest rate risk and match the duration of our portfolio to our liabilities. We also make investments in certain equity securities in order to take advantage of perceived value and for strategic purposes. Various states regulate what types of assets qualify for purposes of capital and surplus and unearned premium reserves. Our subsidiaries' investments are restricted by the state insurance regulations of their domiciliary states and are limited primarily to cash and cash equivalents, federal and municipal governmental securities, mortgage loans, certain investment grade debt securities, equity securities and real estate.

     As of December 31, 2000 and 1999, the carrying amount, which approximates the fair value, of total investments was $1,685.3 million and $506.9 million, respectively.

     We purchase investment grade fixed maturity securities, selected non-investment grade fixed maturity securities and equity securities. The securities in our portfolio are subject to economic conditions and normal market risks and uncertainties.

     The following table presents certain information regarding the investment ratings of our fixed maturity portfolio at December 31, 2000 and 1999.

                                                         DECEMBER 31,
                        ------------------------------------------------------------------------------
                                         2000                                     1999
                        ---------------------------------------   ------------------------------------
                        AMORTIZED    % OF       FAIR      % OF    AMORTIZED   % OF      FAIR     % OF
      RATING(1)            COST      TOTAL     VALUE      TOTAL     COST      TOTAL    VALUE     TOTAL
      ---------         ----------   -----   ----------   -----   ---------   -----   --------   -----
                                                    (DOLLARS IN THOUSANDS)
AAA..................   $  785,636    67.3%  $  803,682    67.6%  $163,831     46.3%  $160,280    46.2%
AA...................      180,585    15.5      184,365    15.5     79,271     22.4     78,280    22.6
A....................      110,220     9.5      109,688     9.2     85,139     24.1     83,418    24.0
BBB..................       43,368     3.7       43,706     3.7     20,340      5.7     19,875     5.7
Other................       46,502     4.0       47,240     4.0      5,244      1.5      5,198     1.5
                        ----------   -----   ----------   -----   --------    -----   --------   -----
                        $1,166,311   100.0%  $1,188,681   100.0%  $353,825    100.0%  $347,051   100.0%
                        ==========   =====   ==========   =====   ========    =====   ========   =====

-------------------------
(1) Ratings as assigned by Standard & Poor's Ratings Group and Moody's Investors Service.

     Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Fixed maturity securities with an amortized cost of $81.4 million and a fair value of $81.8 million were callable at December 31, 2000.

     The following table presents certain information regarding our fixed maturity securities at December 31, 2000:

                                                          DECEMBER 31, 2000
                                            ---------------------------------------------
                                            AMORTIZED       %          FAIR         %
                 MATURITY                      COST      OF TOTAL     VALUE      OF TOTAL
                 --------                   ----------   --------   ----------   --------
                                                       (DOLLARS IN THOUSANDS)
One year or less..........................  $  102,891      8.8%    $  102,988      8.7%
After one year through five years.........     545,397     46.8        551,720     46.4
After five years through ten years........     247,638     21.2        254,617     21.4
After ten years...........................      73,723      6.3         77,076      6.5
                                            ----------              ----------
                                               969,649                 986,401
Mortgage-backed securities................     196,662     16.9        202,280     17.0
                                            ----------    -----     ----------    -----
                                            $1,166,311    100.0%    $1,188,681    100.0%
                                            ==========    =====     ==========    =====

     Our equity securities at December 31, 2000 and 1999 consisted of investments in various industry groups as follows:

                                                           DECEMBER 31,
                                               -------------------------------------
                                                     2000                1999
                                               -----------------   -----------------
                                                          FAIR                FAIR
                                                COST      VALUE     COST      VALUE
                                               -------   -------   -------   -------
                                                      (DOLLARS IN THOUSANDS)
Banks, trust and insurance companies.........  $ 1,726   $ 2,037   $ 1,559   $ 1,628
Industrial, miscellaneous and all other......   51,224    37,922    38,180    37,253
                                               -------   -------   -------   -------
                                               $52,950   $39,959   $39,739   $38,881
                                               =======   =======   =======   =======

     Our investment results for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                               DECEMBER 31,
                                                    ----------------------------------
                                                       2000         1999        1998
                                                    ----------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Net investment income(1)(2).......................  $  100,193    $ 33,914    $ 26,665
Average invested assets(1)........................  $1,649,951    $547,413    $482,530
Effective return on average invested assets(1)....         6.1%        6.2%        5.5%

-------------------------
(1) Excludes investments in real estate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated into this prospectus supplement by reference.

(2) Net investment income as reported in our Consolidated Statements of Earnings has been adjusted in the presentation above to provide the tax equivalent yield on tax exempt investments and to exclude net realized capital gains (losses) on the sale of investments and other assets. Net realized capital gains (losses) totaled ($201), ($76) and $17.2 million in 2000, 1999 and 1998, respectively.

EMPLOYEES

     As of December 31, 2000, we had approximately 16,000 full-time equivalent employees. We believe that our relations with employees are generally good.

PROPERTIES

     The majority of the branch offices are leased from third parties. We own the remaining branch offices. See Note J to Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated into this prospectus supplement by reference.

     As of December 31, 2000, we leased office and storage space as follows:

                                                               NUMBER OF
                                                              LOCATIONS(1)
                                                              ------------
California..................................................      435
Texas.......................................................      131
Arizona.....................................................      122
Illinois....................................................       91
Florida.....................................................       62
Washington..................................................       57
Oregon......................................................       53
Indiana.....................................................       29
New York and Ohio...........................................       26
Nevada......................................................       20
North Carolina and Maryland.................................       18
New Jersey and Pennsylvania.................................       17
Tennessee...................................................       14
Colorado and Virginia.......................................       13
Minnesota...................................................       11
Kansas......................................................        9
Georgia.....................................................        8
Missouri and Michigan.......................................        7
New Mexico, Massachusetts and Connecticut...................        6
Louisiana and Hawaii........................................        5
Montana.....................................................        4
South Carolina..............................................        3
Wisconsin, Washington D.C., Rhode Island, Delaware, Alabama
  and Kentucky..............................................        2
Utah, New Hampshire, Idaho and Canada.......................        1

-------------------------

(1) Represents the number of locations in each state listed.

LEGAL PROCEEDINGS

     In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than those listed below, depart from customary litigation incidental to our business and that the resolution of all such litigation will not have a material adverse effect on us.

     As previously disclosed in our prior SEC filings, we are named in class action lawsuits alleging irregularities and violations of law in connection with title and escrow practices. Four lawsuits are currently pending. Three previously filed lawsuits have been dismissed. One of the existing lawsuits is filed by the Attorney General of the State of California and others on behalf of the California Controller, the California Insurance Commissioner and the California general public against an alleged defendant class consisting of the entire title and escrow industry in California. The other three suits are filed by private parties in State court in Los Angeles. In February 2000, we reached a settlement of the claims alleged by the California Insurance Commissioner. Although the settlement required us to make a monetary payment, it did not require us to pay any fine or penalty. We are vigorously defending the existing lawsuits.

                            DESCRIPTION OF THE NOTES

     The notes will be issued under an indenture, dated as of August 20, 2001, between the Company and The Bank of New York, as trustee, as supplemented and amended. The indenture and the notes will be governed by the laws of the State of New York.

     The following summary sets forth certain general terms of the notes and is subject to the detailed provisions of the indenture. Capitalized terms that are used and not otherwise defined in this summary shall have the meanings assigned to them in the indenture. Additional information regarding the notes is set forth in the accompanying prospectus under the caption "Description of Debt Securities."

GENERAL

     We are initially offering the notes in the principal amount of $250,000,000. The notes will bear interest from August 20, 2001, or from the most recent interest payment date to which interest has been paid, at the rate of interest set forth on the cover page of this prospectus supplement. Interest will be payable semiannually on each February 15 and August 15, commencing on February 15, 2002, to the persons in whose name the notes are registered at the close of business on the February 1 or August 1 next preceding such interest payment date, except that interest payable on August 15, 2011 shall be payable to the persons to whom principal is payable on such date. For so long as the notes are registered in the name of the Depositary, or its nominee, we will pay the principal and interest due on the notes to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The notes will mature on the date shown on the cover page of this prospectus supplement. The notes are not redeemable by the holders of the notes prior to maturity.

     The notes will not contain provisions designed to require us to redeem the notes, reset the interest rate or take other actions in respect to a change in control, highly leveraged transaction, change in credit rating or other similar occurrences involving us that may adversely affect the holders of the notes.

     We may from time to time, without the consent of the existing holders, issue additional notes and thereby increase the total principal amount of the notes outstanding in the future, on the same terms and conditions (except for issue date, issue price and, if applicable, the first payment of interest thereon), and with the same CUSIP number, as the notes we offer by this prospectus supplement. Additional notes issued in this manner will be consolidated with and form a single series with the previously outstanding notes.

RANKING

     The notes will be unsecured general obligations of ours and will rank equally with all of our other unsubordinated, unsecured indebtedness. There will be no limitations on the amount of indebtedness which may rank equally with the notes or on the amount of indebtedness that may be incurred, or capital stock that may be issued, by us. Furthermore, the notes will be effectively junior to all existing and future liabilities and obligations of our subsidiaries because, as a shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we ourselves have a claim against those subsidiaries as a creditor. As of June 30, 2001, our subsidiaries had debt obligations of approximately $215.3 million to creditors other than us.

OPTIONAL REDEMPTION

     The notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

     - 100% of the principal amount of the notes to be redeemed; and

     - the sum of the present values of the remaining scheduled payments on the notes to be redeemed, consisting of principal and interest, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 30 basis points, plus accrued interest to the date of redemption.

     The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes for redemption on a pro rata basis or by any other method the trustee deems fair and appropriate.

     For purposes of determining the optional redemption price, the following definitions are applicable:

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date:

        the average of the bid and the asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, at 4:00 p.m. on the third business day preceding that redemption date, as set forth on "Telerate Page 500," or such other page as may replace Telerate Page 500; or

        if Telerate Page 500, or any successor page, is not displayed or does not contain bid and/or asked prices for the Comparable Treasury Issue at that time, the average of the Reference Treasury Dealer Quotations obtained by the trustee for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.

     "Independent Investment Banker" means Lehman Brothers Inc. and any successors or, if it is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

     "Reference Treasury Dealer" means Lehman Brothers Inc. and any successors and four other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a "Primary Treasury Dealer"). If any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer in its place.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

     "Treasury Yield" means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

     Except as set forth above, we may not redeem the notes prior to maturity, and the notes will not be entitled to the benefit of any sinking fund.

LIMITATION ON LIENS

     The indenture limits our ability to incur debt which is secured by a lien or other encumbrance on our property. In particular, neither we nor our subsidiaries (excluding certain of our subsidiaries, including FNIS, FNF Capital, Inc., and Micro General Corporation and their respective subsidiaries) may incur, assume or guarantee any debt that is secured by any lien or other encumbrance upon any property belonging to us or such subsidiaries, whether owned at the date of the indenture or acquired after that date, without effectively securing the notes equally and ratably with that debt. However, this limitation does not apply to:

     - any lien created under our existing credit agreement;

     - liens for taxes or other government charges which are not delinquent, remain payable without penalty, or are being contested in good faith;

     - carriers', mechanics', landlords', repairmen's or other similar liens arising in the ordinary course of business which are not delinquent, remain payable without penalty, or are being contested in good faith;

     - liens existing on the date of the indenture;

     - liens consisting of pledges or deposits of cash or securities made by any insurance subsidiary as a condition to obtaining or maintaining any insurance licenses;

     - judgment liens (other than those arising as a result of claims under insurance, reinsurance and similar contracts), if the enforcement of the lien is effectively stayed or fully covered by insurance and all such liens in the aggregate at any one time do not exceed $20,000,000;

     - liens on property subject to, and securing obligations in respect of, capital leases permitted pursuant to our existing credit agreement;

     - liens securing certain short-term obligations, and liens on property which is the subject of, and securing obligations incurred in the ordinary course of business in connection with, "Section 1031 exchanges" under federal tax law or relocation service transactions;

     - liens arising as a result of claims under insurance, reinsurance and similar contracts in the ordinary course of business;

     - liens securing indebtedness of insurance subsidiaries incurred in connection with the settlement of claim losses in the ordinary course of business;

     - liens on assets of certain subsidiaries we acquire after the date of the indenture, so long as the liens and the debt secured by the liens existed prior to the acquisition, were not created in contemplation of the acquisition, and are not expanded to cover other property;

     - liens securing intercompany debt;

     - so long as no event of default exists under the indenture, other liens securing obligations in an aggregate amount not to exceed $20,000,000; and

     - any extension, modification, renewal or replacement of the foregoing.

EVENTS OF DEFAULT

     An "event of default," with respect to the notes, means any of the following:

     - failure to pay interest on any note for 30 days after the payment is due;

     - failure to pay the principal of, or any premium on, any note when due;

     - failure to perform any other covenant in the indenture that applies to the notes for 60 days after we have received written notice of the failure to perform in the manner specified in the indenture;

     - our default in the payment when due of any of our debt in an amount exceeding $20,000,000 or acceleration of any of that debt in excess of that amount under the terms of the instrument under which it was issued, if that default in payment is not cured or that acceleration is not annulled within 10 days after written notice; or

     - certain events of bankruptcy, insolvency or reorganization.

     If an event of default for the notes occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal of all the notes to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the notes can, subject to certain conditions, rescind the declaration.

     The holder of any note will not have any right to institute any proceeding with respect to the indenture or remedies thereunder, unless:

     (1) the holder previously gives the trustee written notice of an event of default;

     (2) the holders of not less than 25% in principal amount of the outstanding notes shall have also made such written request to the trustee and offered the trustee satisfactory indemnity to institute such proceeding as trustee; and

     (3) the trustee for 60 days shall have failed to institute such proceeding.

However, the right of any holder of a note to institute suit for enforcement of any payment of principal, premium, if any, and interest on such note on or after the applicable due date may not be impaired or affected without such holder's consent.

     The indenture requires us to file an officers' certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee shall give notice to the holders of any default within 90 days after it occurs, unless earlier cured, but the trustee may withhold notice of a payment default if and so long as it considers such withholding of notice to be in the interests of the holders.

     Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding notes may, with respect to the notes, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In any event, the trustee may refuse to follow any direction that conflicts with any rule of law or the indenture.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The notes are subject to the legal defeasance and covenant defeasance provisions of the indenture. These defeasance provisions enable us to terminate our obligation to pay the debt securities or to comply with certain covenants in the indenture, if we deposit with the trustee, in trust, sufficient U.S. dollars or government obligations to pay the principal, interest, any premium and any other sums due on the notes on the dates such payments are due under the indenture and the terms of the notes. As used above, "government obligations" means:

     - securities of the United States of America; or

     - securities of government agencies backed by the full faith and credit of the United States of America.

     In the event that we deposit funds in trust and discharge our obligations under the notes pursuant to the legal defeasance provisions of the indenture, then:

     - the indenture will no longer apply to the notes (except for certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of notes, to replace lost, stolen or mutilated notes and to maintain paying agencies and the trust funds); and

     - holders of notes can only look to the trust fund for payment of principal, any premium and interest on the notes.

     In the event that we deposit funds in trust and discharge our obligations under the notes pursuant to the covenant defeasance provisions of the indenture, then certain events otherwise constituting events of default under the indenture (not including non-payment, bankruptcy, receivership and insolvency events) will no longer constitute events of defaults with respect to the notes.

     In order to exercise either legal defeasance or covenant defeasance:

     - in the case of legal defeasance, we must deliver to the trustee an opinion of counsel confirming that (a) the Internal Revenue Service has published or issued to us a ruling that the legal defeasance will not have any federal income tax consequences to the holders or (b) there has been a change in the federal income tax law to that effect;

     - in the case of covenant defeasance, we must deliver to the trustee an opinion of counsel confirming that the covenant defeasance will not have any federal income tax consequences to the holders;

     - no event of default may have occurred and be continuing (other than an event of default resulting from the borrowing of funds used to make the deposit); and

     - the defeasance will not result in the breach of the indenture or any of our material agreements.

BOOK-ENTRY DELIVERY AND FORM

     The notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, as Depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by the Depositary to its nominee or by the nominee to the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC's records. The ownership interest of the actual purchaser of a note, which we sometimes refer to as "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

     To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

     Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC's procedures.

     In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Principal and interest payments on the notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursements of payments to the beneficial owners is the responsibility of direct and indirect participants.

     Except under the limited circumstances described below, purchasers of notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in notes.

     DTC is under no obligation to provide its services as Depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

     As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the notes. However, we will prepare and deliver certificates for the notes in exchange for beneficial interests in the global notes if:

     - DTC notifies us that it is unwilling or unable to continue as a Depositary for the global notes, or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be registered, and a successor Depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

     - we determine, in our sole discretion, not to have notes represented by one or more global notes; or

     - an event of default under the indenture has occurred and is continuing with respect to the notes.

Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form registered in the names that the Depositary directs. We expect that these directions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

     We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                          PRINCIPAL AMOUNT
                      UNDERWRITERS                            OF NOTES
                      ------------                        ----------------
Lehman Brothers Inc.....................................    $150,000,000
Banc of America Securities LLC..........................      50,000,000
Bear, Stearns & Co. Inc.................................      50,000,000
                                                            ------------
          Total.........................................    $250,000,000
                                                            ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If less than all the notes are sold at the initial public offering price, Lehman Brothers Inc. ("Lehman") may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering of notes, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering of notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering of notes is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it, because Lehman has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering of notes, excluding underwriting discounts and commissions, will be approximately $500,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Lehman will make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman and its customers and is not a party to this offering. Market Axess Inc. is a registered broker-dealer and will receive compensation from Lehman based on transactions conducted through the system. Lehman will make the notes available to its customers through the internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

     The underwriters expect to deliver the notes to purchasers on or about August 20, 2001, which is the fifth business day following the date of this prospectus supplement (we refer to this settlement cycle as "T+5"). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally must settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or on the following four business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     Some of the underwriters and their affiliates have performed certain investment banking and/or advisory and general financing, trustee and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. Cary H. Thompson, a senior managing director of Bear, Stearns & Co. Inc., is a director of Fidelity.

                                 LEGAL OPINIONS

     The validity of the notes offered will be passed upon for Fidelity by Stradling Yocca Carlson & Rauth, Professional Corporation, Newport Beach, California. O'Melveny & Myers LLP will issue an opinion about certain legal matters with respect to the notes for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Fidelity as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, incorporated into this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance on the reports of KPMG LLP, independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Chicago Title and its subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, included in Fidelity's Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K filed on April 4, 2000, and incorporated by reference into subsequent amendments thereof, and the accompanying notes thereto, all of which are incorporated into this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance on the report of KPMG LLP, independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS
$500,000,000

                    [FIDELITY NATIONAL FINANCIAL, INC. LOGO]

                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000

                       DEBT SECURITIES, PREFERRED STOCK,
                       DEPOSITARY SHARES AND COMMON STOCK
                            ------------------------

     Fidelity National Financial, Inc. may from time to time offer and sell debt securities, shares of preferred stock, depositary shares representing fractional interests in shares of preferred stock, and shares of common stock for an aggregate initial public offering price of up to $500,000,000. We will provide the specific terms for each of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
                            ------------------------

     Our common stock is traded on the New York Stock Exchange under the symbol "FNF".
                            ------------------------

     The securities we may offer involve a high degree of risk. The risks associated with an investment in our company, as well as with the particular types of securities, will be described in the prospectus supplement.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
                            ------------------------

                 The date of this prospectus is April 19, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3
Where You Can Find More Information.........................    3
Forward Looking Information.................................    4
Fidelity National Financial, Inc. ..........................    6
Use of Proceeds.............................................    7
Ratios of Earnings to Fixed Charges.........................    7
Certain Financial Information...............................    8
Description of Debt Securities..............................    9
Description of Preferred Stock..............................   16
Description of Depositary Shares............................   22
Description of Common Stock.................................   26
Plan of Distribution........................................   30
Legal Opinions..............................................   31
Experts.....................................................   31

--------------------------------------------------------------------------------

       We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

--------------------------------------------------------------------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time any combination of the securities described in this prospectus, either separately or in units, in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities that we offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including the exhibits, at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (SEC File No. 1-9396) and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

- Annual Report on Form 10-K for the year ended December 31, 2000;

- Current Reports on Form 8-K dated April 4, 2000, January 17, 2001 and January 19, 2001; and

- The description of our Common Stock which is contained in our Registration Statement on Form 8-A filed on February 4, 1992 under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings, other than exhibits, at no cost by writing to or telephoning us at the following address:

             Corporate Secretary
             Fidelity National Financial, Inc.
             17911 Von Karman Avenue, Suite 300
             Irvine, California 92614
             (949) 622-5000

     You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                          FORWARD LOOKING INFORMATION

     You should read carefully this entire prospectus, the accompanying prospectus supplement and the documents incorporated by reference in this prospectus and the accompanying prospectus supplement before investing in the shares. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that may affect these projections or expectations include, but are not limited to:

     - general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets;

     - changes in the performance of the real estate markets;

     - the impact of competitive products and pricing;

     - success of operating initiatives;

     - our ability to integrate the business operations we acquired in our merger with Chicago Title Corporation and our ability to implement cost-saving synergies associated with that acquisition;

     - availability of qualified personnel;

     - employee benefits costs; and

     - changes in, or the failure to comply with, government regulations and other risks detailed in our filings with the Securities and Exchange Commission.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that expectations derived from them will be realized. When used in our documents or oral presentations, the words

"anticipate," "believe," "estimate," "objective," "projection," "forecast," "goal," or similar words are intended to identify forward-looking statements.

     These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 2000, as well as the section entitled "Risk Factors" that appears in the prospectus supplement accompanying this prospectus.

                       FIDELITY NATIONAL FINANCIAL, INC.

     Fidelity National Financial, Inc. is the largest title insurance and diversified real estate related services company in the United States. We are engaged in doing business in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. Through our subsidiaries, we issue title insurance policies and perform other title-related services, as well as real estate related services, such as escrow, collection and trust activities, property appraisal services, loan portfolio services, field services, trustee's sales guarantees, home warranty insurance, credit reporting, flood certification, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. Through our proprietary technology we offer fully integrated software to our customers in the real estate closing business, creating a competitive advantage through increased productivity and accuracy.

     We provide title insurance and related services through our direct operations and wholly owned underwritten title companies, and additionally through independent title insurance agents who issue title policies on behalf of title underwriters. Title insurance is generally accepted as the most efficient means of determining title to, and the priority of interests in, real estate in nearly all parts of the United States. Today, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made.

     Our underwriting subsidiaries are Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title. We also operate through our underwritten title companies, a national network of agents and our real estate-related ancillary service companies. Additionally, our subsidiary FNF Capital, Inc., originates, funds, purchases, sells, securitizes and services equipment leases for a broad range of businesses.

     Fidelity has long recognized the perceived volatility of the title insurance industry as it relates to interest rates and other factors affecting the real estate industry. As a result, we will continue to consider strategic opportunities in businesses that are less interest rate sensitive than the title industry.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, the proceeds we receive from the sale of the offered securities, after paying our expenses related to the offering, will be added to our general funds and may be used:

     - to meet our working capital requirements;

     - to repurchase or redeem our outstanding debt securities;

     - to refinance or repay our outstanding borrowings;

     - to make investments in or loans to our subsidiaries;

     - to finance acquisitions; and

     - for other general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges of Fidelity for each of the periods indicated were as follows:

    YEAR ENDED DECEMBER 31,
--------------------------------
1996   1997   1998   1999   2000
----   ----   ----   ----   ----
2.7    3.8    5.7    4.0    2.7

     In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes and extraordinary items plus fixed charges. Fixed charges are the sum of (i) interest on indebtedness and amortization of debt discount and debt issuance costs and (ii) an interest factor attributable to rentals.

     Fidelity's ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as the ratios of earnings to fixed charges, because Fidelity had no shares of preferred stock outstanding during the periods indicated and currently has no such shares outstanding.

                         CERTAIN FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data of Fidelity as of and for each of the years in the three-year period ended December 31, 2000. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto incorporated by reference herein. See "Where You Can Find More Information." On July 25, 2001, we declared a 10% stock dividend to shareholders of record on August 9, 2001, payable on August 23, 2001. All share and share related information contained in this prospectus, including without limitation earnings per share and dividends per share, have been adjusted to reflect the stock dividend.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1998          1999          2000
                                                         ----------    ----------    ----------
STATEMENT OF EARNINGS DATA:
  Total revenue........................................  $1,293,380    $1,355,854    $2,741,994
  Total expenses.......................................   1,118,246     1,238,026     2,547,854
                                                         ----------    ----------    ----------
  Earnings before income taxes.........................     175,134       117,828       194,140
  Income tax expense...................................      69,442        46,975        85,825
                                                         ----------    ----------    ----------
  Net earnings.........................................  $  105,692    $   70,853    $  108,315
                                                         ==========    ==========    ==========

PER SHARE AND OTHER DATA:
  Basic net earnings...................................  $  105,692    $   70,853    $  108,315
                                                         ==========    ==========    ==========
  Basic net earnings per share.........................  $     3.44    $     2.16    $     1.67
                                                         ==========    ==========    ==========
  Weighted average shares outstanding, basic basis.....      30,713        32,792        64,703
  Diluted net earnings.................................  $  108,155    $   71,116    $  108,315
                                                         ==========    ==========    ==========
  Diluted net earnings per share.......................  $     2.94    $     2.06    $     1.62
                                                         ==========    ==========    ==========
  Weighted average shares outstanding,
     diluted basis.....................................      36,821        34,469        67,030
  Dividends declared per share.........................  $     0.24    $     0.28    $     0.36
  Earnings before income taxes as a percent of total
     revenue...........................................        13.5%          8.7%         7.1%

BALANCE SHEET DATA:
  Investments..........................................  $  519,332    $  506,916    $1,685,331
  Cash and cash equivalents............................      42,492        38,569       262,955
  Notes payable........................................     214,624       226,359       791,430
  Reserve for claim losses.............................     224,534       239,962       907,482
  Stockholders' equity.................................     396,740       432,494     1,106,737

                         DESCRIPTION OF DEBT SECURITIES

     We may offer any combination of senior debt securities or subordinated debt securities, either separately, or together with, or upon the conversion of or in exchange for, other securities. Debt securities are unsecured general obligations. Senior debt securities rank above all subordinated debt and equal to all other debt outstanding on the date of the prospectus supplement. Subordinated debt securities rank in right of payment below all other debt outstanding at or after the time issued, unless the other debt provides that it is not senior to the subordinated debt. As used in this prospectus, "debt securities" means the debentures, notes, bonds and other evidences of indebtedness that we issue. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

     When we issue debt securities, we will enter into an indenture with a trustee. The indenture is the legal document which specifies the terms and conditions of the debt securities and the obligations of the trustee to persons who hold the debt securities. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL

     We may issue debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be unsecured and unsubordinated obligations of ours and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior debt, including any outstanding senior debt securities, have been made.

     The indentures might not limit the amount of other debt that we may incur and might not contain a financial or similar restrictive covenant. The indentures might not contain any provisions to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

     Because we are a holding company that conducts our operations through our subsidiaries, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, beneficiaries under title insurance policies, and guarantee holders. As of December 31, 2000, our subsidiaries had approximately $129.4 million of outstanding debt. Moreover, our ability to pay principal and interest on the debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. Certain of our principal operating subsidiaries are subject to insurance regulations that require minimum amounts of statutory surplus, which may restrict the amount of funds which are available to us from such subsidiaries, or require prior approval from the regulatory agency before those subsidiaries can pay us any extraordinary dividends.

TERMS OF DEBT SECURITIES

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title and type of the debt securities;

     - any limit on the total principal amount of the debt securities or the series of which they are a part;

     - the price at which the debt securities will be issued;

     - the date or dates on which the principal of, and premium, if any, on the debt securities will be payable;

     - the maturity date of the debt securities;

     - whether the debt securities will bear interest, the interest rate on the debt securities, the date from which interest will accrue, the record and interest payment dates for the debt securities, the first interest payment date, and any circumstances under which we may defer interest payments;

     - the terms and conditions upon which the debt securities will be convertible into, or exchangeable for, common stock or other securities, including the initial conversion price or exchange rate and any adjustments thereto;

     - the subordination terms applicable to the debt securities;

     - any optional redemption provisions that would permit us or the holders of debt securities to elect redemption or repayment of the debt securities prior to their final maturity including upon a change of control of Fidelity or other extraordinary event;

     - the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

     - any provisions that would permit us or the holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

     - whether the provisions described under the heading "Defeasance" below apply to the debt securities;

     - any changes to or additional events of default or covenants;

     - whether the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary for those global securities;

     - any special tax implications of the debt securities; and

     - any other terms of the debt securities.

PAYMENT; TRANSFER

     In the applicable prospectus supplement, we will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities.

DENOMINATIONS

     Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

ORIGINAL ISSUE DISCOUNT

     Debt securities may be issued under the indenture as original issue discount securities and sold at a substantial discount below their stated principal amount. If a debt security is an "original issue discount security," that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the indenture. The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any original issue discount securities.

CONVERSION AND EXCHANGE RIGHTS

     The applicable prospectus supplement relating to a series of debt securities will describe the terms on which those debt securities are convertible into, or exchangeable for, shares of common stock or other securities.

     The applicable prospectus supplement will also describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated, the date before any day fixed for redemption of the debt securities at which the conversion or exchange rights will expire, and the events or circumstances which will result in adjustments to the conversion or exchange price, and, as applicable, the formulae for determining the adjusted conversion or exchange price. Events which may result in an adjustment include:

     - stock dividends, stock splits and similar changes to our common stock;

     - other distributions of debt as assets to holders of common stock;

     - extraordinary cash dividends on our common stock;

     - reclassifications of our common stock; and

     - mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

     The conversion or exchange price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

SUBORDINATION

     Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

     We may not make any payment on the subordinated debt securities if a default in the payment of the principal, premium, if any, interest or other obligations, including a default under any repurchase or redemption obligation, in respect of designated senior indebtedness occurs and continues beyond any applicable grace period. We may not make any payment on the subordinated debt securities if any other default occurs and continues with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default from us, a holder of such designated senior indebtedness or other person permitted to give such notice. We may not resume payments on the subordinated debt securities until the defaults are cured or certain periods pass.

     If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

     The term "designated senior indebtedness" means our obligations under any particular senior indebtedness in which the debt instrument expressly provides that the senior indebtedness will be designated senior indebtedness with respect to the subordinated debt securities.

     The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

CONSOLIDATION, MERGER OR SALE

     The indentures generally permit a consolidation or merger between us and another corporation. They also permit the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

     - the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

     - immediately after the transaction, no event of default exists.

We are not required by the indenture to comply with those provisions if we sell all of our property and assets to another corporation if, immediately after the sale, that corporation is a subsidiary in which we own all of the capital stock.

     If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor corporation may exercise our rights and powers under the indenture, in our name or in its own name, and we will be released from all our liabilities and obligations under the indenture and under the debt securities.

MODIFICATION AND WAIVER

     Under the indentures, certain of our rights and obligations and certain of the rights of holders of the debt securities may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following modifications and amendments will not be effective against any holder without its consent:

     - a change in the stated maturity date of any payment of principal or interest;

     - a reduction in certain payments due on the debt securities;

     - a change that adversely affects the rights of the holders of the debt securities to convert them into common stock;

     - a change in the place of payment or currency in which any payment on the debt securities is payable;

     - a limitation of a holder's right to sue us for the enforcement of certain payments due on the debt securities;

     - a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

     - a limitation of a holder's right, if any, to repayment of debt securities at such holder's option; and

     - a modification of any of the foregoing requirements or a reduction in the percentage of outstanding debt securities required to waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture.

     Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all holders of that series:

     - waive compliance by us with certain restrictive covenants of the indenture; and

     - waive any past default under the indenture, except: a default in the payment of the principal of, or any premium or interest on, any debt securities of that series, or a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

EVENTS OF DEFAULT

     An "event of default," when used in an indenture with respect to any series of debt securities, means any of the following:

     - failure to pay interest on any debt security of that series for a specified number of days after the payment is due;

     - failure to pay the principal of, or any premium on, any debt security of that series when due;

     - failure to perform any other covenant in the indenture that applies to debt securities of that series for a specified number of days after we have received written notice of the failure to perform in the manner specified in the indenture;

     - certain events in bankruptcy, insolvency or reorganization; or

     - any other event of default that may be specified in the prospectus supplement.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration.

     The prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an event of default occurs and continues.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file an officers' certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers such withholding of notice to be in the best interests of the holders.

     Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee.

DEFEASANCE

     At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. A defeasance provision enables us to terminate our obligation to pay the debt securities if we provide for payment through another source. In particular, these provisions would release us from our obligations to make payments on the debt securities of that series and to comply with the other covenants if we deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on the debt securities of that series on the dates such payments are due under the indenture and the terms of the debt securities. As used above, "government obligations" mean:

     - securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

     - securities of government agencies backed by the full faith and credit of such government.

     In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

     - the indenture will no longer apply to the debt securities of that series (except for certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to convert debt securities into common stock, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds); and

     - holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series.

     Under federal income tax law, such deposit and discharge may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. No such defeasance shall be permitted unless prior thereto, the trustee shall have received an opinion of counsel to the effect that such action will not have any federal income tax consequences to the holders.

                         DESCRIPTION OF PREFERRED STOCK

     We may issue preferred stock either separately, or together with, or upon the conversion of or in exchange for, other securities. A prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to those shares of preferred stock.

     We have summarized certain terms and provisions of the preferred stock in this section. The summary is not complete. We have also filed or incorporated by reference our Restated Certificate of Incorporation and the form of Certificate of Designation, Preferences and Rights of Preferred Stock as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and the Certificate of Designation relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

     We may elect to offer depositary shares representing a fractional interest in shares of preferred stock deposited with a depositary. For information about the depositary shares, please see "Description of Depositary Shares" below.

GENERAL

     Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority, without further stockholder action, to issue a maximum of 3,000,000 shares of preferred stock. As of December 31, 2000, no shares of preferred stock were issued or outstanding or reserved for issuance. The Board of Directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

     - the number of shares and designation or title of the shares;

     - dividend rights;

     - whether and upon what terms the shares will be redeemable;

     - the rights of the holders upon our dissolution or upon the distribution of our assets;

     - whether and upon what terms the shares will have a purchase, retirement or sinking fund;

     - the terms and conditions upon which the shares will be convertible into common stock or other securities, including the initial conversion rate and any adjustments to the conversion rate;

     - the voting rights, if any, which will apply; and

     - any other preferences, rights, limitations or restrictions of the series.

     If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. Such shares will not be part of any particular series of preferred stock and may be reissued by us.

     The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock for specific terms, including:

     - the title and liquidation preference of the preferred stock and the number of shares offered;

     - the initial public offering price at which we will issue the preferred stock;

     - the dividend rate or rates, the method of calculation, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

     - any redemption or sinking fund provisions;

     - the conversion provisions;

     - whether we have elected to offer depositary shares as described under "Description of Depositary Shares" below; and

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     When we issue shares of preferred stock, they will be fully paid and nonassessable. Shares of preferred stock are fully paid and nonassessable if the full purchase price for the outstanding preferred stock will have been paid and the holders of such shares of preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

     - each series of the preferred stock will rank equally in all respects with the outstanding shares of each other series of the preferred stock; and

     - the preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future.

DIVIDENDS

     The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by our Board of Directors or its duly authorized committee, out of our assets that we can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will set forth the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable, or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our Board of Directors or its duly authorized committee.

     The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or noncumulative. If our Board of Directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and we will not be obligated to pay the dividend for that dividend period even if the Board declares a dividend on that series payable in the future.

REDEMPTION

     A series of the preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that we may issue in the future.

     If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that we will redeem each year and the redemption price. If shares of preferred stock are redeemed, we will pay all accrued and unpaid dividends on those shares of preferred stock up to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will be paid in cash or other property. If (1) we are only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance and
(2) the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into such capital stock.

     If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, our Board of Directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

     Even though the terms of a series of preferred stock may permit redemption of shares of preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

     - we will not redeem any preferred stock of that series unless we simultaneously redeem all outstanding shares of preferred stock of that series; and

     - we will not purchase or otherwise acquire any preferred stock of that series.

     The prohibition discussed in the prior sentence will not prohibit us from purchasing or acquiring preferred stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

     Unless the applicable prospectus supplement specifies otherwise, we will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. If we issue depositary shares representing interests in preferred shares, we will give the notice to the depositary between 40 to 70 days prior to the date fixed for redemption. We will mail the notices to the holders' addresses as they appear on our stock records. Each notice will state:

     - the redemption date;

     - the number of shares and the series of the preferred stock to be redeemed;

     - the redemption price;

     - the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

     - that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

     - the date when the holders' conversion rights, if any, will terminate.

     If we redeem fewer than all shares of any series of the preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

     If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

     - the dividends on the preferred stock called for redemption will no longer accrue;

     - such shares will no longer be considered outstanding; and

     - the holders will no longer have any rights as stockholders except to receive the redemption price.

     When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by us. If we redeem fewer than all of the shares represented by any certificate, we will issue a new certificate representing the unredeemed shares without cost to the holder.

     In the event that a redemption described above is deemed to be a "tender offer" within the meaning of Rule 14e-1 under the Securities Exchange Act of 1934, we will comply with all applicable provisions of such act.

CONVERSION

     The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms on which shares of that series are convertible into shares of common stock or other securities, which may include a different series of preferred stock. The applicable prospectus supplement will also specify the price at which the shares of preferred stock are convertible, the date before any day fixed for redemption of the preferred stock at which the conversion rights will expire, and the events or circumstances which will result in adjustments to the conversion price, and, as applicable, the formulae for determining the adjusted conversion price. Events which may result in a conversion price adjustment include:

     - stock dividends, stock splits and similar changes to our common stock;

     - other distributions of debt as assets to holders of common stock;

     - extraordinary cash dividends on the common stock;

     - reclassifications of the common stock; and

     - mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

     The conversion price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

RIGHTS UPON LIQUIDATION

     Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of shares of each series of the preferred stock will be entitled to receive:

     - liquidation distributions in the amount stated in the applicable prospectus supplement; and

     - all accrued and unpaid dividends, whether or not earned or declared.

     We will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of our assets available for distribution to stockholders before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

     The sale of all or substantially all of our property and assets, our merger into or consolidation with any other corporation or the merger of any other corporation into us will not be considered a dissolution, liquidation or winding up of our business.

     If (1) we voluntarily or involuntarily liquidate, dissolve or wind up our business and (2) the assets available for distribution to the holders of the preferred stock of any series and any other shares of our stock ranking equal with such series as to any such distribution are insufficient to pay all amounts to which the holders are entitled, then we will only make pro rata distributions to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business. In other words, the distributions we pay to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business will bear the same relationship to each other that the full distributable amounts for which such holders are respectively entitled upon such dissolution, liquidation or winding up of our business bear to each other.

     After we pay the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, such holders will have no right or claim to any of our remaining assets.

VOTING RIGHTS

     Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then each share of preferred stock will be entitled to one vote.

     As more fully described under "Description of Depositary Shares" below, if we elect to provide for the issuance of depositary shares representing fractional interests in shares of preferred stock, the holders of each depositary share will be entitled to a fraction of a vote.

     For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of such series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in such series.

     Unless we receive the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (1) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (2) have voting rights that are exercisable and that are similar to those of such series, we will not:

     - authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

     - amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our Restated Certificate of Incorporation or of the resolutions contained in a Certificate of Designation creating such series of the preferred stock so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding preferred stock.

     This consent must be given by the holders of at least two-thirds of all such outstanding preferred stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (1) increase the amount of the authorized preferred stock, (2) create and issue another series of preferred stock, or (3) increase the amount of authorized shares of any series of preferred stock, if such preferred stock in each case ranks equal with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue depositary shares representing a fractional interest in shares of preferred stock. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

     We have summarized certain terms and provisions of the deposit agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We have also filed or incorporated by reference the form of deposit agreement, including the form of depositary receipt, as an exhibit to the registration statement. You should read the forms of deposit agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

GENERAL

     We may offer fractional interests in preferred stock, rather than full shares of preferred stock. If we do, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock. The fractional interest to be issued will be specified in the applicable prospectus supplement.

     The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million acting as a depositary. We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

     If you surrender depositary receipts at the principal office of the depositary, you will be entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

     If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

     The deposit agreement will also contain provisions relating to how any subscription or similar rights offered by us to holders of the preferred stock will be made available to the holders of depositary shares.

CONVERSION AND EXCHANGE

     If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. We will give notice of a redemption to the depositary between 40 to 70 days prior to the date fixed for redemption. Unless the applicable prospectus supplement specifies otherwise, the depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the depositary as to how the preferred stock underlying the holder's depositary shares should be voted.

     The depositary will try, if practical, to vote the number of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested by and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holders of the depositary shares relating to such preferred stock.

TAXATION

     Owners of depositary shares will be treated for federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

     - no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

     - the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock; and

     - the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A deposit agreement may be terminated by us or the depositary only if:

     - all outstanding depositary shares relating to the deposit agreement have been redeemed; or

     - there has been a final distribution on the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up of our business and the distribution has been distributed to the holders of the related depositary shares.

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

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

MISCELLANEOUS

     We will forward to the holders of depositary shares all reports and communications that we must furnish to the holders of the preferred stock.

     Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to performance in good faith of duties set forth in the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us and/or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

                          DESCRIPTION OF COMMON STOCK

     We may issue shares of common stock. A prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that common stock.

     We have summarized certain terms and provisions of the common stock in this section. The summary is not complete. We have filed or incorporated by reference our Restated Certificate of Incorporation and our bylaws as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and our bylaws for additional information before you buy any common stock.

GENERAL

     Stock Outstanding. As of April 1, 2001, our authorized common stock was 100,000,000 shares, of which 86,042,827 shares were issued and outstanding.

     Payment of Dividends. Holders of common stock may receive dividends when declared by our Board of Directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of outstanding preferred stock. Our ability to pay dividends may also be restricted by loan agreements, regulatory restrictions, or other transactions that we enter into from time to time.

     Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our stockholders unless Delaware law or the certificate of designation for an outstanding series of preferred stock gives the holders of that preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock have no cumulative voting rights for the election of directors. Without cumulative voting rights, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our Board of Directors.

     Rights Upon Liquidation; No Preemptive or Preferred Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets legally distributable to our stockholders after we have provided for any liquidation preference for outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights, as holders of common stock, to buy any portion of those issued securities. Holders of common stock have no preferences, conversion or exchange rights.

     Listed on NYSE; Transfer Agent. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "FNF." Continental Stock Transfer and Trust Company serves as the transfer agent and registrar for the common stock.

     Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. Any additional common stock that we may issue in the future pursuant to an offering under this prospectus or upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of our Restated Certificate of Incorporation may make it less likely that our management would be changed or someone would acquire voting control of our company without our Board's consent. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or attempts that might allow stockholders to receive premiums over the market price of their common stock.

     Fair Price Provision; Transactions With Interested Stockholders. Our Restated Certificate of Incorporation prohibits certain business combinations between us and interested stockholders, which include direct and indirect owners of 10% or more of our voting stock unless those transactions are approved by holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as a single class. This two-thirds approval is in addition to any approval required by law. Business combinations requiring the two-thirds approval include the following transactions, among others:

     - any merger or consolidation with an interested stockholder or a corporation affiliated with an interested stockholder;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of our assets valued at 10% or more of the fair market value of our consolidated assets to an interested stockholder or person or entity affiliated with an interested stockholder, other than in the ordinary course of business;

     - the issuance, pledge or transfer by us of any of our securities, or the securities of one or more of our subsidiaries to an interested stockholder in exchange for consideration with a value of 10% or more of the fair market value of our consolidated assets, unless such person is acting as an underwriter for such securities;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of the assets of any interested stockholder or any person or entity affiliated with an interested stockholder with a value of 10% or more of the fair market value of our consolidated assets to us or one or more of our subsidiaries, other than in the ordinary course of business;

     - the adoption of any plan proposed by, or on behalf of, an interested stockholder or a person or entity affiliated with an interested stockholder to liquidate or dissolve our company; and

     - any transaction that increases the voting power or proportionate share of any class of our equity or convertible securities owned directly or indirectly by an interested stockholder or a person or entity affiliated with an interested stockholder.

     Stockholders do not need to approve a business combination under our Restated Certificate of Incorporation if two-thirds of the "continuing directors" approve the business combination. Continuing directors are those directors, other than the interested stockholder or any representative or affiliate of the interested stockholder, (1) who were members of the Board of Directors before the interested stockholder involved in the business combination became an interested stockholder or (2) whose election or nomination was approved by a majority of such directors.

     Stockholders also do not need to approve a business combination under our Restated Certificate of Incorporation that meets certain conditions specified in our Restated Certificate of Incorporation. These conditions include, among other things, the following:

     - the price received by each stockholder is at least as high as the highest price paid for our shares by the interested stockholder in becoming an interested stockholder in the two years before the business combination is announced, and also is at least as high as the higher of the fair market value of our shares when the interested stockholder became an interested stockholder or when the business combination was announced;

     - after the interested stockholder became an interested stockholder and prior to completion of the business combination, we have not failed to declare and pay any quarterly dividends, unless approved by two-thirds of the continuing directors;

     - the interested stockholder has not acquired any additional shares of our stock after becoming an interested stockholder;

     - after the interested stockholder became an interested stockholder, such person has not directly or indirectly received the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by us; and

     - a proxy or information statement describing the proposed business combination is mailed to all holders of our stock at least 30 days before the business combination is completed.

Holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as one class, must approve a proposal to amend or repeal, or adopt provisions inconsistent with the provisions of our Restated Certificate of Incorporation described above unless such proposal is approved by two-thirds of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

     Preferred Stock May be Issued Without Stockholder Approval. Our Board of Directors can at any time, under our Restated Certificate of Incorporation and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

     Classified Board of Directors. Members of our Board of Directors are divided into three classes and serve staggered three-year terms under our Restated Certificate of Incorporation. This means that only approximately one-third of our directors are elected at each annual meeting of stockholders and that it would take two years to replace a majority of the directors unless they are removed. Under our Restated Certificate of Incorporation, directors can be removed for cause from office during their terms only if holders of at least 50% of our outstanding voting stock, voting together as one class, approve the removal. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions inconsistent with, this provision of our Restated Certificate of Incorporation unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

     Restriction on Stockholder Actions by Written Consent. Our Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by any consent in writing. Our Restated Certificate of Incorporation and bylaws each provide that special meetings of the stockholders may only be called by the Board of Directors. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provision inconsistent with, these provisions of our Restated Certificate of Incorporation and bylaws, unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such proposal.

     Advance Notice Requirements for Director Nominations and Stockholder Proposals. Stockholders can nominate candidates for our Board of Directors. However, a stockholder must follow the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the nomination to our Corporate Secretary at least 90 days before a scheduled annual meeting of our stockholders or within 10 days after a stockholder receives notice of a special meeting. The notice must set forth such information about the stockholder making the nomination and the nominee as is specifically required in the bylaws.

     Stockholders can propose that business other than nominations to our Board of Directors be considered at an annual meeting of stockholders only if a stockholder follows the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder's interest in the proposal at least 60 and no more than 90 days before the date set for the annual meeting of our stockholders.

     Directors' Ability to Amend Bylaws. Under our bylaws, our Board of Directors can adopt, amend or repeal the bylaws, subject to limitations under Delaware law and our Restated Certificate of Incorporation. Pursuant to our Restated Certificate of Incorporation, a majority of our Board of Directors may not amend or repeal bylaw provisions relating to:

     - the calling of special meetings of the stockholders;

     - actions by stockholders without a meeting;

     - agenda matters to be presented at stockholders' meetings;

     - elections of directors; and

     - indemnification of officers and directors,

all of which may be amended or repealed only by the vote of at least 80% of all shares entitled to vote or by the vote of at least two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation.

     Our stockholders also have the power to change or repeal our bylaws.

     Additional Authorized Shares of Capital Stock. Additional shares of authorized common stock and preferred stock available for issuance under our Restated Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control of Fidelity.

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

                              PLAN OF DISTRIBUTION

     We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of the underwriter or underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items which may be underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

     The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

     When we issue the securities offered by this prospectus, except for shares of common stock, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

     Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     The validity of the securities offered by this prospectus and certain legal matters relating thereto will be passed upon for Fidelity National Financial, Inc. by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Any underwriters will be represented by their own legal counsel.

                                    EXPERTS

     The Consolidated Financial Statements of Fidelity National Financial, Inc. as of December 31, 2000 and 1999, and for each of the years in the three year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                      LOGO

                                  $250,000,000

                    [FIDELITY NATIONAL FINANCIAL, INC. LOGO]

                            7.30% NOTES DUE AUGUST 15, 2011

                          ----------------------------

                             PROSPECTUS SUPPLEMENT

                                AUGUST 13, 2001

                          ----------------------------

                                LEHMAN BROTHERS

                         BANC OF AMERICA SECURITIES LLC

                            BEAR, STEARNS & CO. INC.